December 5, 2019

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Scopus BioPharma Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-232189

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), on behalf of Scopus BioPharma Inc., a Delaware corporation (the “Company”), we hereby respectfully request that the Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company's above-referenced Registration Statement on Form S-1 together with all exhibits and amendments thereto (collectively, the "Registration Statement"). The Registration Statement was publicly filed with the Commission on June 18, 2019 and was initially submitted as a confidential draft Registration Statement on April 3, 2019.

The Company is requesting to withdraw the Registration Statement because it does not intend to proceed with the planned registered offering of the securities covered under the Registration Statement at this time. The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act. The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at the above address, with a copy to Morris C. Laster, Co-Chairman and Chief Executive Officer of the Company, at 420 Lexington Avenue, Suite 100, New York, New York 10170, morris@scopusbiopharma.com.

Greenberg Traurig, LLP | Attorneys at Law 1750 Tysons Boulevard | Suite 1000 | McLean, Virginia 22102 | T +1 703.749.1300 | F +1 703.749.1301 www.gtlaw.com

Please do not hesitate to contact the undersigned at (703) 749-1352 if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Mark J. Wishner

Mark J. Wishner

cc:	Morris J. Laster

Greenberg Traurig, LLP | Attorneys at Law	2